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                                                                    EXHIBIT 4.27

                                 Nedcor Asia Ltd
              50/F Sun Hung Kai Centre, 30 Harbour Road, Hong Kong
                     Tel (852) 2829 9111 Fax (852) 2802 0550
                      GPO Box 10090 HK Telex 86841 NDASA HX

                                                         2000.12.04

Private and Confidential

UTi (HK) Limited
Unit 1401-2 & 1405-11
14/F., COL Tower
World Trade Square
123 Hoi Bun Road
Kwun Tong
Kowloon

Attn: Ms. Pauline Chow, General Manager - Finance

Re:  Credit Facility

With reference to our letter dated April 17, 2000 under ref. No.
CPR/00/COR/016/R, we are pleased to inform that Nedcor Asia Ltd. has agreed to offer an additional term loan to you subject to the accompanying terms and conditions as stipulated in this letter (the "Facility Letter").

1.   Borrower(s)

     UTi  (HK) Limited

2.   Facility and Amount

     Revolving Term Loan for USD 10,000,000 (US Dollars Ten Million only) available in USD only.

     The facility is subject to periodical reviews based on updated financial information and money market conditions and under normal circumstances, we shall review it with other facilities before end of April 2001. Notwithstanding the applicable repayment terms abovementioned, we reserve the right, at our discretion, to modify, cancel or terminate the facility, on demand, and to declare all amounts then outstanding to be immediately due and payable.

3.   Interest Rates and Commission

     Interest rate for the term loan will be charged at 3 months' LIBOR plus 37.5bp. Interest periods will be for 3 months with interest being settled at the end of each 3 month period. The rate is subject to fluctuation at our sole discretion and the interest shall be calculated on the basis of actual number of days elapsed on a year of 360 days.

4.   Arrangement, Expenses and Fees

     No arrangement commission will be charged on the facility. A fee will be charged at review in April 2001.


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UTi (HK) Limited
Date:  2000.12.04
Page 2

     All other costs and expenses incurred by us in connection with this banking facility and the required security (including legal fees, bank report charges and other out-of-pocket expenses), without limitation, the preparation and/or execution of the relative documents shall be for your account and borne by your company whether or not any of the banking facility is utilized.

5.   Collateral/Securities

     To support the above banking facility, we shall hold the following as security:

     A guarantee for USD 10 mio issued by Nedbank, London Branch in our favour for facilities made available by us to UTi (HK) Ltd.

Other terms and conditions of the facility shall remain unchanged as stipulated in our aforesaid letter dated April 17, 2000 under ref. No. CPR/00/COR/016/R, which has been duly accepted by you. Please confirm by signing and returning to us the duplicate copy of this facility letter.

Assuring you of our best services at all times, we remain.

Yours faithfully
For and on behalf of
Nedcor Asia Ltd



/s/  Illegible
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Authorized Signature(s)

Encl.

To: Nedcor Asia Ltd, Hong Kong

We confirm our agreement to the above terms and conditions.

For and on behalf of                                For and on behalf of
UTi (HK) Limited                                    UTi Worldwide Inc.



/s/ Illegible                                       /s/ Illegible
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Authorized Signature(s)                             Authorized Signature(s)